[LOGO OF GLOBAL ENTERTAINMENT CORPORATION]

August 10, 2006


Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Global Entertainment Corporation
         Form 10-KSB
         Filed August 29, 2005
         File No. 000-50643

Dear Ms. Cvrkel:

We are in receipt of your letter dated August 2, 2006; the following comments are in response to that letter:

ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2005

ACQUISITION OF SUBSIDIARIES
NOTE 2. PROPERTY AND EQUIPMENT

     1. We did not allocate a portion of the Cragar purchase price to separate intangible assets as the entire value of this purchase is attributable to the Cragar brand name, not to a specific manufacturing contract.

          Cragar licensees are interchangeable; there are multiple manufacturers capable of producing the existing line of Cragar branded products. Therefore, no individual license is of particular importance to our firm. As a result of these factors it would not be appropriate to assign a specific value to an individual contract.

          We have entered into various new licensing contracts since purchasing Cragar and intend to further expand the Cragar brand to additional product lines including automotive exhaust and brake components.

QUARTERLY REPORT ON FORM 1-QSB FOR THE QUARTER ENDED FEBRUARY 28, 2006
NOTE 6. JOINT VENTURE


     2. To clarify the facts, we did not invest in Prescott Valley Signature Entertainment, LLC (PVSC); we partnered through a joint venture partnership agreement with PVSC to form Prescott Valley Events Center, LLC (PVEC).

          We plan to account for our investment PVEC, by the equity method. Our interest in this entity is not a controlling one, as we do not own a majority voting interest. In addition, our ability to affect the business operations is significantly limited by the partnership operating agreement. Global is the managing member of PVEC and is responsible for the planning, promotion and fulfillment of the joint venture operations; however, the operating agreement requires us to obtain the consent of a majority-in-interest to do any of the following:


================================================================================
                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE

          a. Incur any expense or liability for any item in excess of the line item for such expense in a project budget that has been approved in writing by all the members.

          b. Incur or create any indebtedness or obligation not specifically provided for in the contract or not separately agreed to by a majority-in-interest.

          c. Approve and enter into, on behalf of PVEC, certain anticipated contracts.

          d. Materially amend or modify or terminate any of the certain anticipated contracts.

          e. Sell, lease, convey or transfer any portion of the joint venture property.

          f. Record any documents establishing use restrictions, easements, cross-easements or development or cross-development obligations against title to the joint venture property.

          g.   Make, deliver, accept or endorse any commercial paper

          h. Confess any judgment against PVEC or compromise any claim of or against PVEC involving more that ten thousand dollars in any one fiscal year.

          i. Do any act which would make it commercially impracticable for PVEC to carry on its business in the manner contemplated by the operating agreement.

          j. Cause PVEC to make, or obligate itself to make, loans or advances or extensions of credit to any person, except in the ordinary course of business.

          k. Place PVEC in bankruptcy, or consent to the filing of an involuntary bankruptcy proceeding, or similar proceeding relating to creditor's rights.

          l. Change or expand the purpose of PVEC as set forth in the operating agreement.

          m.   Amend, modify or terminate the operating agreement.

          n.   Commingle any funds of PVEC with any member or affiliate.

          o. Admit any new members to PVEC or issue any new ownership interests except as specifically permitted.

          p. Enter into any agreement between PVEC and any member or any affiliate of any member.

          q.   Enter into a joint venture with any other person;

          r.   Merge or consolidate PVEC with any other entity.

     The PVEC operating agreement also provides that a majority-in-interest of the members may replace the managing member, or if the managing member is in default a majority-in-interest of the remaining members may replace the managing member.


================================================================================
                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE

     We confirm that our Company will provide additional disclosures in our future financial statements relating to the aforementioned issues. Further, we acknowledge that:

     * our Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or additional questions, please feel free to contact me at (480) 993-0300.

Regards,


/s/ J. Craig Johnson
--------------------------
J. Craig Johnson
Chief Financial Officer



================================================================================
                        GLOBAL ENTERTAINMENT CORPORATION
        4909 East McDowell Road, Suite 104 * Phoenix, Arizona 85008-4293
                 Telephone: (480) 994-0772 * Fax: (480) 994-0759
                   www.globalentertainment2000.com * Amex: GEE